UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Spectral AI, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share (“Common Stock”)

(Title of Class of Securities)

84757T105

(CUSIP Number)

March 27, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Laurence E. Hirsch
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 900,000 Shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 900,000 Shares(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Comprised of shares of Common Stock held by Highlander Partners, L.P., which shares were formerly held by Laurence E. Hirsch directly. Mr. Hirsch is the sole manager of Highlander Partners GP, LLC, the general partner of Highlander Partners, L.P.

1	NAME OF REPORTING PERSONS Highlander Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 900,000 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 900,000 Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Highlander Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 900,000 Shares(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 900,000 Shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 Shares(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.15%
12	TYPE OF REPORTING PERSON (See Instructions) PN

(2)	Comprised of shares of Common Stock held by Highlander Partners, L.P., of which Highlander Partners GP, LLC is the general partner.

Item 1(a).	Name of Issuer

Spectral AI, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2515 McKinney Avenue, Suite 1000, Dallas, TX 75201

Item 2(a).	Names of Persons Filing

Laurence E. Hirsch, Highlander Partners, L.P. and Highlander Partners GP, LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the business office for Laurence E. Hirsch, Highlander Partners, L.P. and Highlander Partners GP, LLC is 300 Crescent Court, Suite 550, Dallas, TX 75201.

Item 2(c).	Citizenship

Highlander Partners, L.P. and Highlander Partners GP, LLC - Texas

Laurence E. Hirsch - United States citizen

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

84757T105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: **
Laurence	E. Hirsch – 900,000 shares
Highlander	Partners, L.P. – 900,000 shares
Highlander	Partners GP, LLC – 900,000 shares

(b)	Percent of class: **
Laurence	E. Hirsch – 5.15%
Highlander	Partners, L.P. – 5.15%
Highlander	Partners GP, LLC – 5.15%

(c)	Number of shares as to which such person has: **

(i)	Sole power to vote or to direct the vote:
Laurence	E. Hirsch – 900,000 shares
Highlander	Partners, L.P. – 900,000 shares

(ii)	Shared power to vote or to direct the vote:
Highlander	Partners GP, LLC – 900,000 shares

(iii)	Sole power to dispose or to direct the disposition of:
Laurence	E. Hirsch – 900,000 shares
Highlander	Partners, L.P. – 900,000 shares

(iv)	Shared power to dispose or to direct the disposition of:
Highlander	Partners GP, LLC – 900,000 shares

**See footnotes on cover pages which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Exhibit B

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 19, 2024

LAURENCE E. HIRSCH

/s/ Nicholas Thicksten
Name:	Nicholas Thicksten
Title:	Attorney-In-Fact

HIGHLANDER PARTNERS, L.P.

/s/ Chris McRorie
Name:	Chris McRorie
Title:	Vice President, General Counsel & Secretary

HIGHLANDER PARTNERS GP, LLC

/s/ Chris McRorie
Name:	Chris McRorie
Title:	Vice President, General Counsel & Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A.	Joint Filing Agreement.
Exhibit B.	Item 8 Statement.
Exhibit C.	Power of Attorney. (1)

(1)	Power of Attorney previously filed as Exhibit A to a Schedule 13G with regard to Spectral AI, Inc. filed with the Securities and Exchange Commission on November 3, 2023 by Laurence E. Hirsch.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock of Spectral AI, Inc. shall be filed on behalf of the undersigned.

LAURENCE E. HIRSCH

/s/ Nicholas Thicksten
Name:	Nicholas Thicksten
Title:	Attorney-In-Fact

HIGHLANDER PARTNERS, L.P.

/s/ Chris McRorie
Name:	Chris McRorie
Title:	Vice President, General Counsel & Secretary

HIGHLANDER PARTNERS GP, LLC

/s/ Chris McRorie
Name:	Chris McRorie
Title:	Vice President, General Counsel & Secretary

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.